Exhibit 99.155

Bitfarms™

Management's Discussion & Analysis

For the three months ended March 31, 2021

Q1

2021

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2021

Contents

Introduction	2
Company Overview	2
Consolidated Results of Operations	3
Reconciliation of Non-IFRS measures	5
Reportable Segments	6
Backbone	6
Volta	7
Selected Quarterly Information	7
Liquidity and Capital Resources	8
Cash Flows	8
Working Capital	8
Capital Resources	9
Share Capital	10
Off-Balance Sheet Arrangements	10
Financial Instruments & Risks	10
Risk Factors	12
Related Party Transactions	12
Recent and Subsequent Events	13
Significant Accounting Policies	14
Caution Regarding Forward-Looking Statements	15
Caution Regarding Non-IFRS Financial Performance Measures	16
Management’s Report on Internal Control Over Financial Reporting	17
Glossary of Terms.	18

Bitfarms Ltd. Q1 2021 MD&A 1

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2021

Introduction

The following Management’s Discussion and Analysis (“MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”), dated May 26, 2021, should be read in conjunction with the Company’s first quarter 2021 unaudited interim period condensed consolidated financial statements and its accompanying notes, and the 2020 audited annual consolidated financial statements and its accompanying notes. In addition, the following MD&A should be read in conjunction with the Company’s “Caution Regarding Forward-Looking Statements” section of this MD&A.

The Company’s first quarter 2021 unaudited interim period condensed consolidated financial statements and the accompanying notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s first quarter 2021 unaudited interim period condensed consolidated financial statements are reported in US dollars, except where otherwise noted.

The Company utilizes a number of non-IFRS measures in assessing operating performance. Non-IFRS financial performance measures exclude the impact of certain items and are used internally when analyzing operating performance. Please refer to the “Caution Regarding Non-IFRS Financial Performance Measures” section of this MD&A for more information. This MD&A contains various terms related to the Company’s business and industry which are defined in the Glossary of Terms section of this MD&A.

Company Overview

The Company operates through two operating corporate subsidiaries and reportable segments: Backbone Hosting Solutions Inc. (“Backbone”) and 9159-9290 Quebec Inc. (Volta Electrique, “Volta”).

Backbone owns and operates server farms, comprised of computers (referred to as a “Miners”) designed for the purpose of validating transactions, primarily on the Bitcoin Blockchain. The Miners operate 24 hours a day and revenue is earned from Block Rewards and transaction fees issued in the form of cryptocurrencies by the Bitcoin network to a Mining Pool from which the Company receives cryptocurrencies in return for contributing its hashrate which the Mining Pool uses to validate transactions (referred to as “mining”). Backbone accumulates its cryptocurrencies mined or exchanges them for U.S. dollars, as needed, through reputable and established cryptocurrency trading platforms.

As of the date of this MD&A, Bitfarms operates five server farm facilities in Québec, Canada, with electrical infrastructure capacity of 69 MW for Mining Bitcoin. The Company has contracts securing an aggregate of 160 MW of hydro-electric green energy in Quebec. In addition, Bitfarms owns proprietary software that is used to control, manage, report and secure Mining operations. The software scans and reports the location, computing power and temperature of all Miners at regular intervals to allow the Company to monitor performance and ensure Miners are operating at maximum capacity and up-time.

Volta provides electrician services to both commercial and residential customers in Quebec, while assisting Bitfarms in building and maintaining its server farms.

Bitfarms Ltd. Q1 2021 MD&A 2

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2021

Consolidated Results of Operations

(U.S.$ in thousands except where indicated)

	Three months ended
For the periods ended as indicated	March 31 2021	March 31 2020	$ Change	% Change
Revenues	28,432	9,212	19,220	209%
Cost of sales	9,120	7,917	1,203	15%
Gross profit	19,312	1,295	18,017	1391%
Gross margin	68%	14%	-	-
General and administrative expenses	2,819	2,805	14	-
Loss on disposition of digital assets	22	-	22	-
Operating income (loss)	16,471	(1,510)	17,981	1191%
Operating margin	58%	(16%)	-	-
Gain on disposition of PP&E	(19)	-	(19)	-
Net financial expenses	23,425	1,022	22,403	2192%
Net loss before income taxes	(6,935)	(2,532)	(4,403)	(174%)
Income tax expense (recovery)	670	(108)	778	720%
Net loss	(7,605)	(2,424)	(5,181)	(214%)
Baisc and diluted net loss per share	(0.06)	(0.03)	-	-
Revaluation gain on digital assets (net of tax)	5,128	-	5,128	-
Total comprehensive loss	(2,477)	(2,424)	(53)	(2%)
Gross mining profit (1)	22,267	4,139	18,128	438%
Gross mining margin (1)	80%	47%	-	-
EBITDA (1)	(3,029)	1,833	(4,862)	(265%)
EBITDA margin (1)	(11%)	20%	-	-
Adjusted EBITDA (1)	19,701	2,780	16,921	609%
Adjusted EBITDA margin (1)	69%	30%	-	-

First Quarter 2021 Financial Results and Operational Highlights:

●	Revenues of $28.4 million; gross profit of $19.3 million (68% gross margin), operating income of $16.5 million (58% operating margin), and net loss of $7.6 million;

●	Gross mining profit[1] of $22.3 million (80% gross mining margin);
●	Adjusted EBITDA of $19.7 million (69% adjusted EBITDA margin);
●	Negative EBITDA of $3.0 million (-11% EBITDA margin), due mainly to non-recurring non-cash financial expenses;
●	Mined 598 Bitcoin with an average cost of approximately $8,400 per Bitcoin[2] and retained 548 Bitcoin worth approximately $32.4 million as of March 31, 2021;
●	Received and installed 4,500 miners during the quarter adding approximately 369 PH/s.

[1]	Gross mining profit, Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, are non-IFRS performance measures; please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

[2]	Represents the cost of Bitcoin based on variable cost of electricity and is calculated by taking the total electricity costs related to the Mining of Bitcoin, excluding electricity consumed by hosting clients, divided by the total number of Bitcoin mined.

Bitfarms Ltd. Q1 2021 MD&A 3

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2021

Revenues

Revenues were $28.4 million for the three months period ended March 31, 2021 (“Q1 2021”) compared to $9.2 million for the same three months period in 2020 (“Q1 2020”).

(U.S. $ in thousands except where indicated)	Note	Bitcoin	(USD)	% Change
Revenues during the three-month period ended March 31, 2020 and Volta revenues		1,072	9,212	-
Impact of increase in average Bitfarms' Bitcoin hashrate in excess of increase in network difficulty during Q1 2021 compared to Q1 2020, adjusted for Bitcoin Halving Event	1	57	464	5%
Impact of Bitcoin Halving Event on May 11, 2020 on Bitfarms' quantity of coins mined during Q1 2021	2	(531)	(4,321)	(47%)
Impact of difference in average Bitcoin price in Q1 2021 compared to Q1 2020	3	-	22,309	242%
Other mining variance and change in Volta and hosting revenues		-	768	8%
Revenues for three months ended March 31, 2021		598	28,432	208%

Notes

[1]	Calculated as the difference in theoretical Bitcoin mined in Q1 2021 assuming the Bitcoin Halving Event did not occur, compared to Q1 2020 multiplied by Q1 2020 average Bitcoin price
[2]	Calculated as the theoretical Bitcoin mined based on Bitfarms' actual hashrate during Q1 2021 assuming the Bitcoin Halving Event did not occur, compared to actual coins mined during the same period multiplied by average Bitcoin price
[3]	Calculated as the difference in average Bitcoin price in Q1 2021 compared to Q1 2020 multiplied by Bitcoin mined in Q1 2021 plus the reduction in Bitcoin mined as a result of the Bitcoin Halving event

The most significant factors impacting the increase to Bitfarms’ revenues in Q1 2021, compared to Q1 2020, are presented in the table above. Revenues increased mostly due to the surge in average Bitcoin price and increase in Bitfarms’ hashrate in excess of network difficulty, partially negated by the Bitcoin Halving Event.

Cost of Sales

Bitfarms’ cost of sales for Q1 2021 was $9.1 million compared to $7.9 million in Q1 2020. Cost of sales includes energy and infrastructure expenses, depreciation and amortization, electrician salaries, and purchases and net change in inventory. The increase in cost of sales was mainly due to energy and infrastructure expenses which increased by $0.9 million, or 19%, as the Company added new Miners, which increased electrical consumption to an average of 59 MW during the quarter, compared to 51 MW for the same period in 2020.

General & Administrative Expenses

Bitfarms’ general and administrative and other expenses stood at $2.8 million in Q1 2021, comparable to Q1 2020.

Net financial expenses (income)

Bitfarms’ net financial expenses for Q1 2021 were $23.4 million compared to net financial expenses of $1.0 million in Q1 2020. The $22.4 million increase in net financial expenses was mainly related to a non- cash $19.5 million loss recorded on revaluation of warrants in Q1 2021. The warrants issued in connection with the private placement closed on January 7, 2021 had a strike price denominated in Canadian dollars, which is different from the Company’s functional currency of the U.S. dollar. As a result, fluctuations in the Canadian to U.S. dollar exchange rate could result in the Company receiving a variable amount of cash in its functional currency in exchange for the exercise of warrants and issuance of shares. The possibility of variation in the settlement price in the Company’s functional currency results in the warrants being classified as a liability that is measured at fair value through profit or loss. The strong performance of the Company’s share price in Q1 2021 resulted in a higher value being attributed to the warrant liability and the common shares issued in settlement of the liability, resulting in the non-cash loss described above. All warrants that were classified at fair value through profit or loss have been exercised as of Q1 2021, as a result this expense is non-recurring. In addition, there was a $2.6 million loss on revaluation of an embedded derivative recorded in Q1 2021 due to the early retirement of the Dominion Capital loan, compared to a $0.1 million gain on revaluation of the same embedded derivative in Q1 2020. The embedded derivative was derecognized in Q1 2021 when the Company extinguished the loan with Dominion Capital.

Bitfarms Ltd. Q1 2021 MD&A 4

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2021

Reconciliation of Non-IFRS measures

Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA

(U.S.$ in thousands except where indicated)

	Three months ended
For the periods ended as indicated	March 31 2021	March 31 2020	$ Change	% Change
Net loss before tax	(6,935)	(2,532)	(4,403)	(174%)
Interest expense	898	1,385	(487)	(35%)
Depreciation expense	3,008	2,980	28	1%
EBITDA	(3,029)	1,833	(4,862)	(265%)
Share based payment	420	1,010	(590)	(58%)
Financial expenses (income) and other	22,310	(62)	22,372	36084%
Adjusted EBITDA	19,701	2,781	16,920	608%

Calculation of Gross Mining Profit & Gross Mining Margin

(U.S. $ in thousands except where indicated)

	Three months ended
For the periods ended as indicated	March 31 2021	March 31 2020	$ Change	% Change
Revenues	27,736	8,724	19,012	218%
Cost of sales	8,443	7,485	958	13%
Gross profit	19,293	1,239	18,054	1457%
Depreciation and amortization	2,977	2,953	24	1%
Net change in inventory and other	(3)	(53)	50	94%
Gross mining profit	22,267	4,139	18,128	438%
Gross mining margin	80%	47%	-	-

“Gross mining profit” is defined as Gross profit excluding depreciation and amortization and net change in inventory and other minor items included in cost of sales for the Backbone segment of the Company. "Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenues for the Backbone segment of the Company.

Bitfarms Ltd. Q1 2021 MD&A 5

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2021

Reportable Segments

Backbone

(U.S. $ in thousands except where indicated)

	Three months ended
For the periods ended as indicated	March 31 2021	March 31 2020	$ Change	% Change
Revenues	27,736	8,724	19,012	218%
Cost of sales	8,443	7,485	958	13%
Gross profit	19,293	1,239	18,054	1457%
Gross margin	70%	14%	-	-
General and administrative expenses	2,684	2,582	102	4%
Loss on disposition of digital assets	22	-	22	-
Operating income (loss)	16,587	(1,343)	17,930	1335%
Operating margin	60%	(15%)	-	-
(Gain) on disposition of PP&E	(18)	-	(18)	-
Net financial expenses	23,417	1,009	22,408	2221%
Net loss before tax	(6,812)	(2,352)	(4,460)	(190%)
EBITDA (1)	(2,939)	1,973	(4,912)	(249%)
EBITDA margin (1)	(11%)	23%	-	-
Adjusted EBITDA (1)	19,792	2,920	16,872	578%
Adjusted EBITDA margin (1)	71%	33%	-	-

(1)	EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS performance measures; please refer to the Non- IFRS Financial Performance Measures section of this MD&A.

Reconciliation of Non-IFRS Performance Measures

(U.S.$ in thousands except where indicated)

	Three months ended
For the periods ended as indicated	March 31 2021	March 31 2020	$ Change	% Change
Net loss before tax	(6,812)	(2,352)	(4,460)	(190%)
Interest expense	896	1,372	(476)	(35%)
Depreciation expense	2,977	2,953	24	1%
EBITDA	(2,939)	1,973	(4,912)	(249%)
Share based payment	420	1,010	(590)	(58%)
Financial expenses (income) and other	22,311	(63)	22,374	35514%
Adjusted EBITDA	19,792	2,920	16,872	578%

Bitfarms Ltd. Q1 2021 MD&A 6

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2021

Volta

(U.S. $ in thousands except where indicated)

	Three months ended
For the periods ended as indicated	March 31 2021	March 31 2020	$ Change	% Change
Revenues	696	488	208	43%
Cost of sales	677	432	245	57%
Gross profit	19	56	(37)	(66%)
Gross margin	3%	11%	-	-
G&A and other expenses	135	140	(5)	(4%)
Operating loss	(116)	(84)	(32)	(38%)
Operating margin	(17%)	(17%)	-	-
(Gain) on disposition of assets	(1)	-	(1)	-
Net financial expenses	8	13	(5)	(38%)
Net loss before tax	(123)	(97)	(26)	(27%)
EBITDA (1)	(90)	(57)	(33)	(58%)
EBITDA margin (1)	(13%)	(12%)	-	-
Adjusted EBITDA (1)	(91)	(57)	(34)	(60%)
Adjusted EBITDA margin (1)	(13%)	(12%)	-	-

(1)	EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS performance measures; please refer to the Non- IFRS Financial Performance Measures section of this MD&A.

Reconciliation of Non-IFRS Performance Measures

(U.S.$ in thousands except where indicated)

	Three months ended
For the periods ended as indicated	March 31 2021	March 31 2020	$ Change	% Change
Net loss before tax	(123)	(97)	(26)	27%
Interest expense	2	13	(11)	(85%)
Depreciation expense	31	27	4	15%
EBITDA	(90)	(57)	(33)	58%
Financial expenses (income) and other	(1)	-	(1)	-
Adjusted EBITDA	(91)	(57)	(34)	60%

Selected Quarterly Information

(U.S. $ in thousands except where indicated)	Q1 2021	Q4 2020	Q3 2020	Q2 2020*	Q1 2020	Q4 2019	Q3 2019	Q2 2019
Revenues	28,432	11,324	6,795	7,372	9,212	10,536	9,739	8,517
EBITDA (1)	(3,029)	(500)	(276)	416	1,833	2,299	7,186	668
Adjusted EBITDA (1)	19,701	3,556	365	1,318	2,780	2,986	4,668	3,329
Net income (loss)	(7,605)	(5,374)	(4,761)	(3,730)	(2,424)	1,125	4,309	(1,320)
Basic net earnings (loss) per share	(0.06)	(0.06)	(0.06)	(0.04)	(0.03)	0.02	0.06	(0.01)

*	The Bitcoin Halving Event occurred on May 11, 2020, during Q2 2020.
(1)	EBITDA and Adjusted EBITDA are non-IFRS performance measures; please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

The Company is not subject to seasonality. Factors that may impact Revenues and profitability quarter over quarter include cryptocurrency pricing, network difficulty and the Company’s hashrate.

Bitfarms Ltd. Q1 2021 MD&A 7

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2021

Liquidity and Capital Resources

Cash Flows

(U.S. $ in thousands except where indicated)

	Three months ended
For the periods ended as indicated	March 31 2021	March 31 2020	$ Change	% Change
Cash, beginning of the period	5,947	2,159	3,788	175%
Cash flows from (used in):
Operating activities	(8,436)	1,439	(9,875)	(686%)
Investing activities	(28,746)	(861)	(27,885)	(3239%)
Financing activities	84,264	(400)	84,664	21166%
Exchange ra te differences on currency translation	4	(5)	9	180%
Cash, end of the period	53,033	2,332	50,701	2174%

Cash Flows from Operating Activities

Cash flows from operating activities decreased by $9.9 million during the three months ended March 31, 2021, compared to three months ended March 31, 2020. The decrease in net cash flows from operating activities was primarily driven by an unfavorable $7.7 million swing in changes in cash from operating activities before changes in non-cash working capital, mainly due to the initiation of a Bitcoin retention program which led to 548 Bitcoin being held in custody at the end of the quarter rather than converting it into fiat currency. Cash flows from operating activities were also negatively impacted by an unfavorable change in non-cash working capital components.

Cash Flows used in Investing Activities

Cash flows used in investing activities increased by $27.9 million in Q1 2021, compared to Q1 2020. This was primarily due to $21.9 million in advanced payments made on new Mining hardware, mostly related to securing the delivery of 48,000 miners for delivery in 2022, and $6.9 million of additions to property, plant and equipment in Q1 2021, for miners and infrastructure buildout, compared to $0.9 million mainly related to the acquisition of new miners, in Q1 2020.

Cash Flows from Financing Activities

Cash flows from financing activities increased $84.7 million during the three months ended March 31, 2021, compared to the three months ended March 31, 2020. This was primarily due to the $57.5 million received from three private placements and $40.6 million from the exercise of warrants. These proceeds were partially offset by approximately $13.4 million of payments to retire the Dominion Capital loan and lease liability repayments of approximately $1.1 million.

Working Capital

As at March 31, 2021, Bitfarms had a positive working capital of $79.9 million, compared to a working capital deficit of $19.3 million, as at December 31, 2020. The improvement in working capital was primarily due to $98.1 million raised in equity from US institutional investors and exercise of warrants, and the accumulation of 548 Bitcoin worth approximately $32.4 million as of March 31, 2021. These increases were partially offset by the repayment of the Dominion Capital loan and advanced payments made to suppliers to secure orders of Mining hardware and electrical distribution equipment for infrastructure expansion plans. The remaining funds are to be used to expand infrastructure capacity, acquire additional Miners, and for working capital purposes.

Bitfarms Ltd. Q1 2021 MD&A 8

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2021

Capital Resources

Bitfarms’ capital management objective is to ensure its ability to maximize the return to its shareholders. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of changes in economic conditions and the risks to which the Company is exposed. The Company’s strategy for achieving this objective is maintaining a strong capital base to maintain investor confidence to sustain future development of the business, maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk and preserves the ability to meet financial obligations, and ensuring sufficient liquidity to pursue organic growth.

Bitfarms may manage its capital structure by issuing equity, obtaining loan financing, adjusting capital spending, or disposing of assets.

Bitcoin Retention Program

In early January 2021, the Company implemented a Bitcoin retention program, pursuant to which the Company has added approximately 1,000 Bitcoin to its balance sheet as of the date hereof.

Cowansville Expansion

The Company recently began construction of Phase II at its Mining facility in Cowansville, Quebec, estimated to cost approximately $3.1 million. This will expand the site from 4 MW to its full 16.7MW capacity and accommodate up to 4,700 new generation miners. The buildout also includes a new repair lab and operations command center and is expected to be completed in July 2021. The Company anticipates using the additional capacity at Cowansville to accommodate Mining hardware orders with expected deliveries in Q2 and Q3 2021.

Sherbrooke Expansion

Bitfarms completed Phases 1 and 2 of the Sherbrooke Expansion in 2019. To complete each remaining phase of the Sherbrooke Expansion, Bitfarms will need to incur infrastructure buildout costs including exhaust structure, Mining structure and building modifications, as well as sourcing of Mining hardware and electrical components.

The capital cost for the construction of the infrastructure for Phases 3 through 6 is currently estimated at approximately $12.5 million. The Company has commenced preliminary steps to complete Stages 3 through 6, including placing orders and deposits on longer lead-time infrastructure, such as transformers and exhaust components required for the remaining 68MW of contractually secured energy with Hydro- Sherbrooke. In addition, the Mining hardware required to fill the new infrastructure expansion is estimated to cost from $125 million to $150 million, based on recent hardware pricing. The Company anticipates that part of its order for 48,000 miners from MicroBT will be used to fill the new facility. These costs will be divided between the Sherwood and Leger properties, with the majority being allocated to the Leger Property.

Bitfarms Ltd. Q1 2021 MD&A 9

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2021

In response to both a complaint concerning noise at the Sherwood Property and indications from officials at the municipality of Sherbrooke that they were reviewing applicable regulations, the Company met with community residents and city officials on several occasions. The Company has constructed a sound barrier wall at a cost of approximately $0.3 million in 2020 and has invested $0.5 million to install quieter exhaust structures and fans as well as other sound mitigating measures in 2021. The Company is currently evaluating the effectiveness of these measures and the necessity of implementing additional measures.

Share Capital

As of the date of this MD&A, the Company has 159,235,308 common shares, 4,060,777 vested employee stock options, 3,048,995 unvested employee stock options and 25,636,685 warrants outstanding. There are no preferred shares outstanding.

Off-Balance Sheet Arrangements

In March 2021, the Company entered into a purchase agreement for 48,000 Whatsminer Miners. The equipment is expected to be delivered throughout 2022 with certain payments and deposits required in 2021. In May 2021, the Company entered into a purchase agreement for 6,600 Bitmain miners with expected delivery from August to October 2021. The Company has entered into other purchase agreements for Mining hardware of smaller scope in the normal course of operations. Other than the purchase agreements described above, there are no off-balance sheet arrangements which could have an effect on current or future results or operations, or the financial condition of Bitfarms.

Financial Instruments & Risks

The Company’s financial assets include cash, trade receivables, and other assets. The Company’s financial liabilities include accounts payable, accrued liabilities, lease liabilities and long-term debt.

The Company’s financial instruments expose it primarily to credit, liquidity, foreign currency, concentration and custody of digital assets risks. Refer to the Financial Instruments & Risk section of the Company’s MD&A for the year ended December 31, 2020, for a description of these risks and how they are managed, as well as note 18, Financial Instruments, to the Company’s consolidated financial statements for the year ended December 31, 2020, and note 4, Digital Assets, to the Company’s consolidated financial statements for the period ended March 31, 2021, for a description of how fair values are determined.

During the first quarter of 2021, there were no material changes to the risks related to financial instruments and no significant changes in the financial instrument classifications, compared to year-end 2020, other than the derecognition of the Dominion Capital loan and those described below. Furthermore, the methodology used to determine the fair value of financial instruments has not changed during the first quarter of 2021.

Bitfarms Ltd. Q1 2021 MD&A 10

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2021

Custody of digital assets

Backbone’s digital assets, currently Bitcoin, is mined to multi-signature wallets that Backbone controls. Backbone transfers Bitcoin from its multi-signature wallets to external third-party custodians on a regular basis, specifically Gemini Trust Company, LLC (“Gemini Custody”) and Coinbase Custody Trust Company, LLC (“Coinbase Custody”, and together with Gemini Custody, the “Custodians”). Both Gemini Custody and Coinbase Custody are US based fiduciary and qualified custodians under New York Banking Law and are licensed by the State of New York to custody digital assets. Currently, both of the Custodians provide only custodial services to Backbone and do not use sub-custodians. Gemini Trust Company, LLC is a New York State-chartered limited purpose trust company that is authorized under Article III § 96 of the New York Banking Law to provide certain custodial services, and it is a “Qualified Custodian” as defined by the New York Codes, Rules and Regulations Title 23, Part 200.2(n). Coinbase Custody is a fiduciary § 100 of the New York Banking Law and is licensed to custody its clients’ digital assets in trust on their behalf. Coinbase Custody is a qualified custodian for purposes of § 206 (4) -2(d)(6) of the Advisers Act.

In early January 2021, the Company implemented a Bitcoin retention program, pursuant to which the Company has added approximately 1,000 Bitcoin to its balance sheet as of the date hereof. As of the date of this MD&A, 100% of the Company’s Bitcoin are held in custody.

Gemini Custody maintains an insurance policy of $200 million for its cold storage. Gemini Custody recently announced in excess of $20 billion in cryptocurrencies under custody. As a result, if Gemini Custody were to experience a loss of cryptocurrency assets in excess of $200 million, it is likely that a portion of the Company’s cryptocurrency under custody would not be covered by this insurance policy. Coinbase Custody maintains an insurance policy of $255 million for hot, warm and cold storage and recently announced in excess of $90 billion in assets on their platform, of which more than 50% are under custody. As a result, if Coinbase Custody were to experience a loss of cryptocurrency assets in excess of $255 million, it is likely that a portion of the Company’s cryptocurrency under custody would not be covered by this insurance policy. The Company is unaware of any security breaches that have occurred involving Gemini Custody or Coinbase Custody which have resulted in crypto assets being lost or stolen. Regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that crypto assets will not be defalcated through hacking or other forms of theft.

Counterparty Risk

Counterparty risk is the risk of an unexpected loss if a third party fails to meet its contractual obligations, including long-term deposits and equipment prepayments. The Company is exposed to counterparty risk through its significant deposits with suppliers of cryptocurrency Mining hardware in the course of its expansion plans in order to secure orders and delivery dates. The risk of a supplier failing to meet its contractual obligations may result in late deliveries or long-term deposits and equipment prepayments that are not realized. The Company attempts to mitigate this risk by dealing with major suppliers of cryptocurrency equipment and routinely maintaining strong relationships with these suppliers and evaluating the Mining hardware market.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay its financial obligations when they are due. The Company’s policy is to monitor its cash balances and planned cash flows generated from operations to ensure, as far as possible, that it maintains sufficient liquidity in order to pay its projected financial liabilities. The Company has entered into agreements with Mining hardware manufacturers that require significant deposits in advance of receiving the revenue generating equipment. The Company may manage its capital structure by issuing equity, obtaining loan financing, adjusting capital spending, or disposing of assets in order to maintain liquidity to meet its contractual obligations with Mining hardware manufacturers.

Bitfarms Ltd. Q1 2021 MD&A 11

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2021

Lease liabilities includes financial obligations with contractual maturities as follows, inclusive of interest, as of March 31, 2021, are as follows:

March 31,
2021
2021	6,060
2022	7,032
2023	1,739
2024	1,030
2024 and thereafter	3,254
$19,115

Risk Factors

The Company is subject to a number of risks and uncertainties and is affected by several factors which could have a material adverse effect on the Company’s business, financial condition, operating results, and/or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the Corporation’s shares.

The risks and uncertainties which Management considers as the most material to the Corporation’s business are described in the section entitled, “Other Risks”, of the Company’s MD&A for the year-ended December 31, 2020 dated March 24, 2021. Other than the disclosure above, these risks and uncertainties have not materially changed and are hereby incorporated by reference.

Related Party Transactions

During the three months periods ended March 31, 2021, the Company had the following transactions with related parties:

1.	Bitfarms made rent payments totaling approximately $116,000 for the three months period ended March 31, 2021 (three months ended March 31, 2020 - $108,000) to companies controlled by certain directors.

2.	Bitfarms entered into consulting agreements with two of the directors. The consulting fees charged by directors totaled approximately $124,000 for the three months period ended March 31, 2021 (three months period ended March 31, 2020 - $60,000).

The transactions listed above were incurred in the normal course of operations.

Bitfarms Ltd. Q1 2021 MD&A 12

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2021

Recent and Subsequent Events

Acquisition of Mining Hardware and Debt Financing

On April 23, 2021, Bitfarms and Foundry Digital LLC (“Foundry”), a wholly owned subsidiary of Digital Currency Group (DCG), jointly announced Bitfarms’ purchase of 2,465 Whatsminer M30S Bitcoin Mining machines through Foundry’s financial services arm. Of the 2,465 machines, the first 1,465 were previously installed in Bitfarms’ Sherbrooke facility in Q3 2020 for hosting.

Under similar terms, Bitfarms obtained additional financing from Foundry’s financial services arm to purchase an additional 1,000 Whatsminer M30S machines with expected delivery in batches from September to November 2021.

On May 6, 2021, Bitfarms announced the purchase of 6,600 S19j Pro Antminers from Bitmain, which are scheduled to be delivered in three shipments of 2,200 units in August, September, and October of 2021.

Nasdaq Listing

On May 7, 2021, Bitfarms announced that its application to list its common stock on the Nasdaq Global Market® was approved by The Nasdaq Stock Market (“Nasdaq”) under the symbol “BITF”. Bitfarms will also retain its listing on the TSX Venture Exchange under the symbol “BITF”. There are still additional approvals required prior to commencing trading.

Private Placement

On May 20 2021, the Company closed a private placement for gross proceeds of 75,000,000 CAD:

Closing Date	May 20, 2021
Gross proceeds (CAD)	75,000,000
Common shares issued	14,150,944
Warrants issued*	10,613,208
Warrant strike price	4.87 USD
Warrant life (years)	3
Commission paid	8%
Broker warrants issued*	1,132,076
Broker warrant strike price	5.49 USD
Broker warrant life (years)	3

*	Warrants were issued to the investors at a ratio of ¾ warrant per common share issued. All warrants issued are for the purchase of one common share in the Company.

Bitfarms Ltd. Q1 2021 MD&A 13

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2021

Significant Accounting Policies

The Company’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board and are based on the same accounting policies as those used in the preparation of the Corporation’s audited consolidated financial statements for the year ended December 31, 2020.

Please refer note 2, Significant accounting policies and note 3, Change in accounting policy, to the Company’s 2020 audited consolidated financial statements for more information about the significant accounting principles. Also refer to note 4, of the Company’s 2020 audited consolidated financial statements for more information about significant accounting judgments and estimates used to prepare the unaudited interim condensed consolidated financial statements.

Bitfarms Ltd. Q1 2021 MD&A 14

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2021

Caution Regarding Forward-Looking Statements

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. The Company’s expectation of operating and financial performance is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	Bitcoin halving event;
●	COVID 19 pandemic;
●	Counterparty risk;
●	the availability of financing opportunities and risks associated with economic conditions, including Bitcoin price and Bitcoin network difficulty;
●	the speculative and competitive nature of the technology sector;
●	dependency in continued growth in blockchain and cryptocurrency usage;
●	limited operating history and share price fluctuations;
●	cybersecurity threats and hacking;
●	controlling shareholder risk;
●	risk related to technological obsolescence and difficulty in obtaining hardware;
●	economic dependence on regulated terms of service and electricity rates
●	permits and licenses;
●	server failures;
●	global financial conditions;
●	tax consequences;
●	environmental regulations and liability;
●	erroneous transactions and human error;
●	facility developments;
●	non-availability of insurance;
●	loss of key employees;
●	lawsuits and other legal proceedings and challenges;
●	conflict of interests with directors and management;

●	political and regulatory risk; and

●	other factors beyond the Company’s control.

Bitfarms Ltd. Q1 2021 MD&A 15

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2021

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed in its forward-looking statements. Additional risks and uncertainties are discussed in the Company’s materials filed with the Canadian Securities Authorities, including the Company’s annual MD&A dated March 24, 2021. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Caution Regarding Non-IFRS Financial Performance Measures

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS measures including “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross mining profit,” and “Gross mining margin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective.

EBITDA and EBITDA margin are common measures used to assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets. Adjusted EBITDA and Adjusted EBITDA margin are measures used to assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses. Gross mining profit and Gross mining margin are measures used to assess profitability after power costs in cryptocurrency production, the largest variable expense in Mining. Management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period and to prepare annual operating budgets.

“EBITDA” is defined as net income (loss) before: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization. “EBITDA margin” is defined as the percentage obtained when dividing EBITDA by Revenues. “Adjusted EBITDA” is defined as EBITDA adjusted to exclude: (i) share-based compensation; (ii) non-cash finance expenses; (iii) asset impairment charges; and (iv) other non-cash expenses. “Adjusted EBITDA margin” is defined as the percentage obtained when dividing Adjusted EBITDA by Revenues. “Gross mining profit” is defined as Revenues minus energy and infrastructure expenses for the Backbone segment of the Company. “Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenues for the Backbone segment of the Company.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included throughout this MD&A.

Bitfarms Ltd. Q1 2021 MD&A 16

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2021

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company and its subsidiaries is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. In designing such controls, it should be recognized that due to inherent limitations, any control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

Bitfarms Ltd. Q1 2021 MD&A 17

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2021

Glossary of Terms

ASIC: ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm, as well as other machines used in the Mining of Litecoin which use the Scrypt algorithm.

Bitcoin: Bitcoin is a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. Bitcoin is created when the Bitcoin network issues Block Rewards through the Mining process.

Block Reward: A Bitcoin block reward refers to the new bitcoin that are awarded by the Blockchain network to eligible cryptocurrency miners for each block they successfully mine. The current block reward is 6.25 Bitcoin per block.

Blockchain: A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.

Hash: A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.

Hashrate: Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.

Megawatt: A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency Mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.

Miners: ASICs used by the Company to perform Mining.

Mining: Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the Bitcoin Blockchain. As a reward for their services, Bitcoin Miners collect transaction fees for the transactions they confirm, along with newly created Bitcoin as Block Rewards.

Mining Pool: A Mining pool is a group of cryptocurrency miners who pool their computational resources, or Hashrate, in order to increase the probability of finding a block on the Bitcoin Blockchain. Mining pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block.

Bitfarms Ltd. Q1 2021 MD&A 18

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2021

Network Difficulty: Network difficulty is a unitless measure of how difficult it is to find a hash below a given target. The Bitcoin network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in Bitcoin Mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.

Network Hashrate: Network Hashrate refers to the total global Hashrate (and related computing power) used in Mining for a given cryptocurrency.

Petahash: One quadrillion (1,000,000,000,000,000) hashes per second or one thousand Terahash

SHA-256: SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the Bitcoin network to validate transactions on the Bitcoin Blockchain

Terahash: One trillion (1,000,000,000,000) hashes per second.

Bitfarms Ltd. Q1 2021 MD&A 19